Exhibit (a)(1)(x)

KPN Responds to Lawsuit by iBasis, Asks Court to Invalidate iBasis’ Unlawful “Poison Pill”
and Responds to Misleading Statements Made by the iBasis Special Committee

August 13, 2009 – KPN B.V. (“KPN”) today announced that it filed an answer in Delaware Chancery Court responding to the allegations made in the lawsuit iBasis, Inc. (NASDAQ: IBAS) (“iBasis”) filed against KPN, certain of KPN’s officers and certain members of KPN’s management and supervisory boards in Delaware on August 4, 2009.  The lawsuit initiated by iBasis is entirely baseless and is being used as an improper tactic to block KPN’s tender offer.  KPN also today filed counterclaims against iBasis and certain of its directors in Delaware Chancery Court asking the court to invalidate the “poison pill” purportedly adopted by iBasis. The “poison pill” is a clear violation of iBasis’ own bylaws and the terms of the agreement pursuant to which KPN originally acquired its interest in iBasis and as such, it is not valid.  KPN has asked the Delaware Chancery Court to dispose of these matters on an expedited basis.

KPN also today announced that it has filed with the Securities and Exchange Commission an amendment to its previously announced tender offer to acquire the remaining public minority stake in iBasis.  Among other things, the amendment provides iBasis shareholders with information necessary to correct the false and misleading statements made by iBasis about certain iBasis strategic scenarios prepared by KPN and disclosed by the iBasis Special Committee.

About KPN’s Tender Offer
On July 28, 2009, KPN commenced a cash tender offer (the “Offer”) for all of the outstanding shares of common stock of iBasis not already owned by KPN, subject to the terms and conditions set forth in the Offer to Purchase dated as of July 28, 2009, as amended and supplemented (the “Offer to Purchase”).  KPN currently owns a stake of approximately 56% in iBasis.  KPN is offering the public minority shareholders of iBasis $1.55 per share in cash, without interest and less any required withholding tax, subject to the terms and conditions set forth in the Offer to Purchase.  The tender offer will expire at midnight, New York City time, on August 24, 2009, unless the tender offer is extended

Contacts:
FD
Kal Goldberg/Mark McCall
212-850-5600
kal.goldberg@fd.com/mark.mccall@fd.com

KPN Media Relations +31704466300, KPN Investor Relations +31704660986

IMPORTANT INFORMATION
This press release is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell iBasis stock.  The tender offer is being made pursuant to a Tender Offer Statement and Rule 13e-3 Transaction Statement on Schedule TO (including the Offer to Purchase, a related letter of transmittal and other offer materials) filed by KPN with the SEC on July 28, 2009, as amended and supplemented (the “Schedule TO”).  Shareholders of iBasis are advised to carefully read the Schedule TO, the Offer to Purchase and any other documents relating to the tender offer that are filed with the SEC, as each may be amended and supplemented, because they contain important information that iBasis shareholders should consider before any decision is made with respect to the Offer. Shareholders of iBasis will be able to obtain copies of these documents for free at the SEC’s website at www.sec.gov or by calling Okapi Partners LLC, the Information Agent for the Offer, at 1-877-869-0171.